We inadvertently filed Accession Number 0000820027-00-000022 on January 11, 2000, under the wrong CIK Number 0000926266 and the wrong File Number 033-54471. Attached is the 15D filed under the correct CIK Number 0001093644 and the correct File Number 333-86297.

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                      SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                     FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                         Commission File Number 333-86297

                         American Enterprise MVA Account
             (Exact name of registrant as specified in its charter)

   80 South 8th Street, P.O. Box 534, Minneapolis, MN 55440-0534 (612)671-3131
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                         American Enterprise MVA Account
            (Title of each class of securities covered by this Form)

                                       N/A
  (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

    Rule 12g-4(a)(1)(i)       [ ]         Rule 12h-3(b)(1)(ii)   [ ]
    Rule 12g-4(a)(1)(ii)      [ ]
    Rule 12g-4(a)(2)(i)       [ ]         Rule 12h-3(b)(2)(i)    [ ]
    Rule 12g-4(a)(2)(ii)      [ ]         Rule 12h-3(b)(2)(ii)   [ ]
    Rule 12h-3(b)(1)(i)       [ ]         Rule 15d-6             [X]

Approximate  number of holders of record as of the certification or notice
date:   0

Pursuant to the requirements of the Securities Exchange Act of 1934 American Enterprise MVA Account has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  January 11, 2000





By: /s/Mary Ellyn Minenko
       Mary Ellyn Minenko
       Counsel


Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.